DCI Telecommunications, Inc.
                     611 Access Road
                 Stratford, Connecticut 06615
                         203-380-0910

July 2, 1998

Mr. Mark Shuman
Securities and Exchange Commission
450  Fifth Street, NW
Washington  DC 20549

RE:  333-56909, S-3 Registration Statement

Dear Mr. Shuman:


I am writing in response to 333-56909, Form S-3 Registration Statement.

Said Statement failed to include a delaying amendment, conforming to the requirements of Rule 473. This was in error and we hereby amend the document to include the following paragraph:

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(A) may determine.

Further, this correspondence will be filed on EDGAR no later than July 6, 1998.

Sincerely,

Joseph J. Murphy
--------------------
Joseph J. Murphy
President & CEO